VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FACSIMILE: 312-609-5005
JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com	OFFICES IN CHICAGO, NEW YORK CITY AND ROSELAND, NEW JERSEY
October 12, 2007

VIA EDGAR

Ms. Patricia Williams

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-17463 and 811-5344

Dear Ms. Williams:

On behalf of the Registrant, this letter is in response to our telephone conference on October 1, 2007, regarding the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement on Form N-1A filed on August 1, 2007 (the “PEA”), pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Global Growth Fund (the “Fund”). This letter responds to your comments. As you requested, this letter is being filed via EDGAR.

Prospectuses

1.	Summary

Comment: In the Summary, include the statement from the “Investment Objective and Principal Investment Strategies” section that the Fund will invest no more than 50% (note: this limit has subsequently been raised to 65%) of its assets in the securities of issuers in any one country.

Response: This statement has been included in the Summary.

2.	Fees and Expenses Table

Comment: In footnote 2 to the Fees and Expenses Table, clarify that the Adviser is entitled to reimbursement of previously waived fees and reimbursed expenses for three years.

Ms. Patricia Williams

October 12, 2007

Response: Footnote 2 now states, “The Advisor is entitled to reimbursement for a period of three years subsequent to the Fund’s Commencement of Operations on October 15, 2007 for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio is below the operating expense limitation .”

*            *            *            *             *

If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten
John S. Marten

JSM/vyt

cc:	Terence M. Sullivan (William Blair & Company L.L.C.)

Rick Smirl (William Blair & Company L.L.C.)

Maureen A. Miller (Vedder, Price, Kaufman & Kammholz, P.C.)